Investment Managers Series Trust II

235 West Galena Street

Milwaukee, Wisconsin 53212

August 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Investment Managers Series Trust II (the “Registrant”) Request for Withdrawal of Registration Statement on Form N-14 (File No. 333-267660)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “Securities Act”), the Registrant hereby respectfully requests the withdrawal of the Registration Statement on Form N-14, together with all exhibits thereto (collectively, the “N-14”), filed under the Securities Act on September 29, 2022 (Accession No. 0001398344-22-019431). The N-14 relates to the reorganization of the All Terrain Opportunity Fund, a series of the Registrant, into the AXS All Terrain ETF, a series of the Registrant.

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the N-14. No filing fee was required or paid in connection with the filing of the N-14. The Registrant believes that the withdrawal of the N-14 is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, the Commission accept this application for withdrawal of the N-14.

If you have any questions regarding this filing, please contact the undersigned at (626) 385-5777.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary